SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 25, 2016

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Second Quarter Results 2016”, dated July 25, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th of July, 2016.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(General Secretary)

Philips reports Q2 sales of EUR 5.9 billion and comparable sales growth of 3%, a 9% improvement in Adjusted EBITA to EUR 544 million and net income of EUR 431 million

Amsterdam, July 25, 2016

Second-quarter highlights

•	Comparable sales of the HealthTech portfolio continued to grow at 5%

•	Adjusted EBITA amounted to EUR 544 million, or 9.3% of sales, compared to 8.4% of sales in Q2 2015

•	EBITA totaled EUR 464 million, or 7.9% of sales, compared to 7.5% of sales in Q2 2015

•	Income from operations (EBIT) amounted to EUR 376 million, compared to EUR 349 million in Q2 2015

•	Net income amounted to EUR 431 million, including a EUR 144 million award from the Funai arbitration, compared to EUR 274 million in Q2 2015

•	Operating cash flow of EUR 318 million, compared to EUR 186 million in Q2 2015, and a free cash inflow of EUR 127 million, compared to an outflow of EUR 30 million in Q2 2015

Frans van Houten, CEO:

“Philips’ performance in the second quarter of 2016 was solid, with 3% comparable sales growth overall and strong 5% growth from our HealthTech businesses. Our Accelerate! transformation program delivered further operational improvements across most businesses, while we continued to invest in quality and innovation.

I am pleased with the successful listing of Philips Lighting on Euronext in Amsterdam at the end of May. With that momentous step, Philips will now fully focus on capturing the exciting opportunities in the health technology space, allowing Philips Lighting to do the same in the growing market for energy-efficient lighting. Philips currently retains a majority holding in Philips Lighting with the aim of fully selling down over the next several years.

Our outlook for 2016 remains unchanged, as we continue to expect earnings improvements in the second half of the year, but we are concerned about increased risk due to volatility in a number of markets.”

HealthTech

“Our HealthTech portfolio grew 5%, driven by businesses in Personal Health and Connected Care & Health Informatics. We were able to drive further operational improvements while keeping up our significant investments in quality and innovation, including in health informatics, wearable patient monitoring solutions and digital pathology.

Equipment-order intake remained uneven and fell by 1% on a currency-comparable basis in the quarter. However, we expect good order intake growth in the second half of the year.”

The Personal Health businesses grew by 9% on a comparable basis, with the Adjusted EBITA margin improving by 170 basis points. The Diagnosis & Treatment businesses posted comparable sales growth of 1%, and the Adjusted EBITA margin improved by 20 basis points. In the Connected Care & Health Informatics businesses, comparable sales grew by 6%, while the Adjusted EBITA margin improved by 110 basis points.

•	In line with Philips’ strategy of building multi-year, strategic partnerships, the company signed a USD 36 million agreement with the Medical University of South Carolina Health focused on integrated patient monitoring solutions. In Europe, Philips signed a EUR 19 million agreement with Heart Hospital in Tampere, Finland, to jointly innovate in cardiac care.

•	Strengthening its Digital Pathology business, Philips acquired PathXL, an innovator in digital pathology image analysis, workflow software and educational tools. Philips also signed a licensing agreement with Visiopharm to offer their breast cancer panel software algorithms with Philips’ IntelliSite digital pathology solution to support pathologists in providing an objective diagnosis of breast cancer.

•	Building on Philips’ expertise in sleep and respiratory care, the company launched the cloud-based Patient Adherence Management Service, which supports new patients’ transition to sleep therapy.

•	The Personal Care business successfully launched the OneBlade hybrid styler that trims, shaves and styles in France, the UK, Germany and North America. The Oral Healthcare business introduced the Philips Sonicare FlexCare Platinum Connected toothbrush, its latest innovation that uses Smart Sensor technology to help consumers optimize their brushing routine.

•	Within the Image-Guided Therapy business, Philips Volcano delivered another strong performance with double-digit comparable sales growth and continued operational improvements. This was driven by growth across the smart catheter product portfolio, synergies with the Image-Guided Therapy Systems business and expansion into new geographies.

•	Building on its commitment to sustainability, Philips launched its new 5-year ‘Healthy people, sustainable planet’ program to improve the lives of 2.5 billion people per year, increase its green revenues to 70% of sales, generate 15% of its sales from circular revenues and become carbon-neutral in its operations by 2020.

Lighting

On May 27, 2016, Philips Lighting was listed and started trading on Euronext in Amsterdam under the symbol ‘LIGHT’. Following the listing of Philips Lighting, Philips retains a 71.225% stake and continues to consolidate Philips Lighting.

In the second quarter, comparable sales in Philips Lighting declined by 1%, while Adjusted EBITA improved by 180 basis points to 9.3% of sales. Full details about the financial performance of Philips Lighting in the second quarter were published on July 22, 2016. The related report can be accessed here.

Separation costs

Costs related to the separation of Philips Lighting amounted to EUR 45 million in the second quarter of 2016. For the second half of 2016, Philips expects separation costs to be in the range of EUR 65–85 million. Another EUR 38 million of costs related to the listing of Philips Lighting were booked through equity in the second quarter of 2016.

Cost savings

Overhead cost savings amounted to EUR 19 million in the second quarter. The Design for Excellence (DfX) program generated EUR 86 million of incremental procurement savings in the quarter. The End2End improvement program achieved EUR 45 million in productivity gains.

Miscellaneous

As of June 30, 2016, Philips had completed 91% of the 3-year EUR 1.5 billion share buy-back program.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data in millions of EUR unless otherwise stated
	Q2 2015	Q2 2016
Sales	5,974	5,861
Nominal sales growth	20%	(2)%
Comparable sales growth	3%	3%
Income from operations (EBIT)	349	376
as a % of sales	5.8%	6.4%
Adjusted EBITA	501	544
as a % of sales	8.4%	9.3%
EBITA	450	464
as a % of sales	7.5%	7.9%
Financial expenses, net	(74)	(99)
Income taxes	(48)	(48)
Results investments in associates	(1)	3
Income from continuing operations	226	232
Discontinued operations	48	199
Net income	274	431
Net income attributable to shareholders per common share (in EUR) - diluted	0.30	0.46
•	Comparable sales growth was driven by 5% growth in the HealthTech portfolio, partly offset by a 1% decline in Lighting.

•	Currency-comparable order intake showed a 1% decline. Low-single-digit growth in Connected Care & Health Informatics was offset by a mid-single-digit decline in Diagnosis & Treatment. Growth geographies achieved high-single-digit growth, supported by double-digit growth in China. Western Europe posted low-single-digit growth, North America recorded a high-single-digit decline, and other mature geographies posted a double-digit decline.

•	Adjusted EBITA improved by EUR 43 million, or 0.9% of sales, year-on-year. The improvement was mainly attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 31 million, compared to EUR 24 million in Q2 2015. EBITA also included EUR 45 million of charges related to the separation of the Lighting business, compared to EUR 27 million in Q2 2015.

•	Net financial expenses increased by EUR 25 million year-on-year, mainly due to an interest reversal related to a release of long-term provisions in Q2 2015.

•	Income tax expense was in line with Q2 2015 and included tax benefits resulting from activities related to the separation of the Lighting business.

•	Net income from discontinued operations increased by EUR 151 million year-on-year, mainly due to the Funai arbitration award.

•	Net income increased by EUR 157 million compared to Q2 2015, driven by improved performance in the HealthTech portfolio and in Lighting as well as the Funai arbitration award, partly offset by higher financial charges.

Sales per geographic cluster in millions of EUR unless otherwise stated
			% change
	Q2 2015	Q2 2016	nominal	comparable
Western Europe	1,351	1,380	2%	4%
North America	2,032	1,966	(3)%	0%
Other mature geographies	474	470	(1)%	0%

Total mature geographies	3,857	3,816	(1)%	1%
Growth geographies	2,117	2,045	(3)%	6%

Philips	5,974	5,861	(2)%	3%

•	Comparable sales growth in mature geographies was largely driven by mid-single-digit growth in Western Europe.

•	Comparable sales growth in growth geographies reflected low-single-digit growth in China, double-digit growth in Central & Eastern Europe and mid-single-digit growth in Latin America.

Quarterly report Q2 2016 3

Cash balance in millions of EUR
	Q2 2015	Q2 2016
Beginning cash balance	1,667	1,385
Free cash flow	(30)	127
Net cash flows from operating activities	186	318
Net capital expenditures	(216)	(191)
Acquisitions and divestments of businesses	26	(12)
Other cash flows from investing activities	(47)	(49)
Treasury shares transactions	(107)	(185)
Changes in debt	4	(24)
Dividend paid to shareholders of the Company	(253)	(280)
IPO Philips Lighting, net		844
Other cash flow items	(51)	(1)
Net cash flows from discontinued operations	(74)	121

Ending cash balance	1,135	1,926

•	The net cash flows from operating activities improved by EUR 132 million, mainly reflecting improvements in working capital.

•	The change in debt reflects new borrowings of EUR 1,173 million contracted by Philips Lighting and the repayment of a loan related to the Volcano acquisition of EUR 1,186 million.

•	The cash balance includes EUR 844 million net cash proceeds related to the initial public offering of 28.775% of the shares of Philips Lighting N.V.

•	Net cash flows from discontinued operations improved by EUR 195 million, mainly due to proceeds of EUR 144 million related to the Funai arbitration.

•	As of June 30, 2016, Philips had completed 91% of the 3-year EUR 1.5 billion share buy-back program.

4 Quarterly report Q2 2016

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	Q2 2015	Q2 2016
Sales	1,603	1,661
Sales growth
Nominal sales growth	17%	4%
Comparable sales growth	3%	9%
Income from operations (EBIT)	162	199
as a % of sales	10.1%	12.0%
Adjusted EBITA	199	234
as a % of sales	12.4%	14.1%
EBITA	199	233
as a % of sales	12.4%	14.0%
•	Comparable sales growth was driven by double-digit growth in Health & Wellness and high-single-digit growth in Personal Care, Sleep & Respiratory Care and Domestic Appliances.

•	Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Central & Eastern Europe and Middle East & Turkey, while China recorded low-single-digit growth. Mature geographies recorded high-single-digit growth, driven by double-digit growth in Western Europe and high-single-digit growth in North America.

•	Adjusted EBITA increased by EUR 35 million, or 1.7% of sales, compared to Q2 2015. The increase was attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges were EUR 1 million in Q2 2016 and nil in Q2 2015. In Q3 2016, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	Q2 2015	Q2 2016
Sales	1,649	1,600
Sales growth
Nominal sales growth	35%	(3)%
Comparable sales growth	11%	1%
Income from operations (EBIT)	93	111
as a % of sales	5.6%	6.9%
Adjusted EBITA	132	131
as a % of sales	8.0%	8.2%
EBITA	112	124
as a % of sales	6.8%	7.8%
•	Comparable sales growth was driven by low-single-digit growth in Image-Guided Therapy and Ultrasound, while Diagnostic Imaging was in line with Q2 2015.

•	Comparable sales in growth geographies showed double-digit growth, largely driven by double-digit growth in Latin America, Middle East & Turkey and India. Mature geographies recorded a low-single-digit decline, driven by a high-single-digit decline in North America, partly offset by mid-single-digit growth in Western Europe.

•	Adjusted EBITA increased by 0.2% of sales year-on-year, mainly due to improvements at the Cleveland site.

•	Restructuring and acquisition-related charges were EUR 7 million, compared to EUR 20 million in Q2 2015. In Q3 2016, restructuring and acquisition-related charges are expected to total approximately EUR 25 million.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	Q2 2015	Q2 2016
Sales	749	767
Sales growth
Nominal sales growth	22%	2%
Comparable sales growth	4%	6%
Income from operations (EBIT)	36	46
as a % of sales	4.8%	6.0%
Adjusted EBITA	49	58
as a % of sales	6.5%	7.6%
EBITA	49	57
as a % of sales	6.5%	7.4%

•	Comparable sales growth was driven by high-single-digit growth in Patient Care & Monitoring Solutions and mid-single-digit growth in Healthcare Informatics, Solutions & Services, while Population Health Management was in line with Q2 2015.

•	Comparable sales in growth geographies showed low-single-digit growth, mainly driven by high-single-digit growth in Latin America, partly offset by a low-single-digit decline in China. Mature geographies posted high-single-digit growth, driven by double-digit growth in North America, partly offset by a high-single-digit decline in Western Europe.

•	Adjusted EBITA improved by EUR 9 million, or 1.1% of sales, year-on-year. The increase was attributable to higher volumes.

•	Restructuring and acquisition-related charges amounted to a net release of EUR 3 million, compared to nil in Q2 2015. EBITA in Q2 2016 also included charges of EUR 4 million related to the currency revaluation of the provision for the Masimo litigation. Restructuring and acquisition-related charges are expected to total approximately EUR 5 million in Q3 2016.

Quarterly report Q2 2016 5

HealthTech Other

Key data in millions of EUR
	Q2 2015	Q2 2016
Sales	117	105
Income from operations (EBIT)	16	(18)
Adjusted EBITA	14	(14)
IP Royalties	70	66
Emerging Businesses	(14)	(23)
Innovation	(40)	(33)
Central costs	(5)	(23)
Other	3	(1)
EBITA	20	(17)
•	Sales reflected EUR 16 million lower royalty income due to the expected expiration of licenses, partly offset by strong double-digit growth in Emerging Businesses.

•	The Adjusted EBITA decline in IP Royalties was mainly attributable to lower royalty income, partly offset by EUR 10 million brand license income from Lighting.

•	The Adjusted EBITA decline in Central costs was mainly due to centralization of certain overhead costs.

•	Restructuring and acquisition-related charges were EUR 3 million, compared to a net release of EUR 6 million Q2 2015. In Q3 2016, restructuring and acquisition-related charges are expected to total approximately EUR 10 million.

Lighting

Key data in millions of EUR unless otherwise stated 1)
	Q2 2015	Q2 2016
Sales	1,841	1,728
Sales growth
Nominal sales growth	14%	(6)%
Comparable sales growth	(3)%	(1)%
Income from operations (EBIT)	99	111
as a % of sales	5.4%	6.4%
Adjusted EBITA	138	161
as a % of sales	7.5%	9.3%
EBITA	127	138
as a % of sales	6.9%	8.0%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in the first half of 2016.
•	Comparable sales reflected double-digit growth in LED and Home and mid-single-digit growth in Professional, which was more than offset by a double-digit decline in Lamps.

•	Total LED lighting sales grew 25% year-on-year and now represent 53% of total Lighting sales, compared to 42% in Q2 2015. Conventional lighting sales declined 21% year-on-year and now represent 47% of total Lighting sales, compared to 58% in Q2 2015.

•	Adjusted EBITA improved year-on-year for the seventh consecutive quarter. The increase of EUR 23 million, or 1.8% of sales, was attributable to an increase in gross margin as well as cost productivity.

•	Restructuring and acquisition-related charges were EUR 23 million, compared to EUR 11 million in Q2 2015, and are expected to total approximately EUR 60 million in Q3 2016.

Legacy Items

Income from operations (EBIT) in millions of EUR
	Q2 2015	Q2 2016
Separation costs	(27)	(45)
Other	(30)	(28)

Income from operations (EBIT)	(57)	(73)

•	Income from operations (EBIT) included EUR 45 million of charges related to the separation of the Lighting business, EUR 11 million of charges related to movements in environmental provisions, and EUR 10 million of stranded costs related to the combined Lumileds and Automotive businesses.

•	Charges related to the separation of the Lighting business are expected to total approximately EUR 35 million in Q3 2016.

Discontinued operations

Net income of discontinued operations in millions of EUR
	Q2 2015	Q2 2016
The combined Lumileds and Automotive businesses	49	60
Other	(1)	139

Net income of discontinued operations	48	199

•	Net income of the combined businesses of Lumileds and Automotive increased by EUR 11 million, mainly due to lower income tax, partly offset by lower operational performance.

•	The increase in other discontinued operations mainly relates to the Funai arbitration award.

6 Quarterly report Q2 2016

Adjusted EBITA and EBITA - HealthTech portfolio segments

Personal Health

Adjusted EBITA in millions of EUR unless otherwise stated

Diagnosis & Treatment

Adjusted EBITA in millions of EUR unless otherwise stated

Connected Care & Health Informatics

Adjusted EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

Quarterly report Q2 2016 7

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in the first half of 2016.

Sales growth composition in %
	Q2				January to June
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth
2016 versus 2015
Personal Health	8.9	(5.3)	0.0	3.6	7.4	(2.7)	0.0	4.7
Diagnosis & Treatment	1.0	(3.7)	(0.3)	(3.0)	2.8	(1.7)	1.1	2.2
Connected Care & Health Informatics	5.8	(3.0)	(0.4)	2.4	7.2	(0.6)	(0.3)	6.3
HealthTech Other	(10.3)	0.0	0.0	(10.3)	(17.5)	0.0	0.0	(17.5)
Lighting	(1.3)	(4.7)	(0.1)	(6.1)	(1.5)	(2.4)	(0.1)	(4.0)

Philips	2.8	(4.3)	(0.4)	(1.9)	2.8	(2.0)	(0.2)	0.6

Adjusted EBITA to Income from operations
in millions of EUR
	Q2							January to June
	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	Income from operations	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	Income from operations
2016
Personal Health	234		(1)	233	(34)		199	461		(3)	458	(69)		389
Diagnosis & Treatment	131		(7)	124	(13)		111	163		(16)	147	(26)		121
Connected Care & Health Informatics	58	(4)	3	57	(10)	(1)	46	85	(4)	(1)	80	(22)	(1)	57
HealthTech Other	(14)		(3)	(17)	(1)		(18)	(23)		(1)	(24)	(3)		(27)
Lighting	161		(23)	138	(27)		111	282		(42)	240	(54)	(2)	184
Legacy Items	(26)	(45)		(71)	(2)		(73)	(50)	(97)		(147)	(2)		(149)

Philips	544	(49)	(31)	464	(87)	(1)	376	918	(101)	(63)	754	(176)	(3)	575
2015
Personal Health	199			199	(37)		162	394		(1)	393	(74)		319
Diagnosis & Treatment	132		(20)	112	(19)		93	151		(52)	99	(30)		69
Connected Care & Health Informatics	49			49	(13)		36	54	(28)	(1)	25	(26)		(1)
HealthTech Other	14		6	20	(4)		16	34		10	44	(7)		37
Lighting	138		(11)	127	(28)		99	251		(39)	212	(54)		158
Legacy Items	(31)	(27)	1	(57)			(57)	(56)	(38)	1	(93)	(1)		(94)

Philips	501	(27)	(24)	450	(101)		349	828	(66)	(82)	680	(192)		488

8 Quarterly report Q2 2016

Reconciliation of non-GAAP performance measures (continued)

Composition of cash flows in millions of EUR
	Q2		January to June
	2015	2016	2015	2016
Cash flows provided by (used for) operating activities	186	318	(70)	328
Cash flows used for investing activities	(237)	(252)	(1,507)	(536)

Cash flows before financing activities	(51)	66	(1,577)	(208)
Cash flows provided by (used for) operating activities	186	318	(70)	328
Net capital expenditures:	(216)	(191)	(403)	(378)
Purchase of intangible assets	(27)	(10)	(55)	(42)
Expenditures on development assets	(83)	(75)	(155)	(149)
Capital expenditures on property, plant and equipment	(117)	(109)	(209)	(196)
Proceeds from sale of property, plant and equipment	11	3	16	9

Free cash flows	(30)	127	(473)	(50)

Net operating capital to total assets in millions of EUR
	June 30, 2015	December 31, 2015	June 30, 2016
Net operating capital (NOC)	11,397	11,096	11,445
Exclude liabilities comprised in NOC:
- payables/liabilities	8,683	8,622	8,430
- provisions	4,440	4,243	3,938
Include assets not comprised in NOC:
- investments in associates	182	181	206
- other current financial assets	4	12	105
- other non-current financial assets	510	489	368
- deferred tax assets	2,838	2,758	2,728
- cash and cash equivalents	1,135	1,766	1,926
Assets classified as held for sale	1,698	1,809	1,939

Total assets	30,887	30,976	31,085

Composition of net debt to group equity in millions of EUR unless otherwise stated
	June 30, 2015	December 31, 2015	June 30, 2016
Long-term debt	4,048	4,095	5,269
Short-term debt	1,632	1,665	539

Total debt	5,680	5,760	5,808
Cash and cash equivalents	1,135	1,766	1,926

Net debt (total debt less cash and cash equivalents)	4,545	3,994	3,882
Shareholders’ equity	11,396	11,662	11,488
Non-controlling interests	115	118	853

Group equity	11,511	11,780	12,341
Net debt and group equity	16,056	15,774	16,223
Net debt divided by net debt and equity (in %)	28%	25%	24%
Equity divided by net debt and equity (in %)	72%	75%	76%

Quarterly report Q2 2016 9

Philips statistics

in millions of EUR unless otherwise stated

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	5,339	5,974	5,836	7,095	5,517	5,861
comparable sales growth %	2%	3%	2%	2%	3%	3%
Gross margin	2,116	2,495	2,422	2,823	2,266	2,538
as a % of sales	39.6%	41.8%	41.5%	39.8%	41.1%	43.3%
Selling expenses	(1,341)	(1,440)	(1,390)	(1,644)	(1,418)	(1,427)
as a % of sales	(25.1)%	(24.1)%	(23.8)%	(23.2)%	(25.7)%	(24.3)%
G&A expenses	(214)	(224)	(241)	(530)	(189)	(234)
as a % of sales	(4.0)%	(3.7)%	(4.1)%	(7.5)%	(3.4)%	(4.0)%
R&D expenses	(436)	(483)	(471)	(537)	(470)	(501)
as a % of sales	(8.2)%	(8.1)%	(8.1)%	(7.6)%	(8.5)%	(8.5)%
EBIT	139	349	342	162	199	376
as a % of sales	2.6%	5.8%	5.9%	2.3%	3.6%	6.4%
EBITA	230	450	429	263	290	464
as a % of sales	4.3%	7.5%	7.4%	3.7%	5.3%	7.9%
Net income (loss)	100	274	324	(39)	37	431
Net income (loss) attributable to shareholders	99	272	319	(45)	32	420
Net income (loss) - shareholders per common share in EUR - diluted	0.11	0.30	0.34	(0.05)	0.03	0.46

	2015				2016
	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,339	11,313	17,149	24,244	5,517	11,378
comparable sales growth %	2%	3%	2%	2%	3%	3%
Gross margin	2,116	4,611	7,033	9,856	2,266	4,804
as a % of sales	39.6%	40.8%	41.0%	40.7%	41.1%	42.2%
Selling expenses	(1,341)	(2,781)	(4,171)	(5,815)	(1,418)	(2,845)
as a % of sales	(25.1)%	(24.6)%	(24.3)%	(24.0)%	(25.7)%	(25.0)%
G&A expenses	(214)	(438)	(679)	(1,209)	(189)	(423)
as a % of sales	(4.0)%	(3.9)%	(4.0)%	(5.0)%	(3.4)%	(3.7)%
R&D expenses	(436)	(919)	(1,390)	(1,927)	(470)	(971)
as a % sales	(8.2)%	(8.1)%	(8.1)%	(7.9)%	(8.5)%	(8.5)%
EBIT	139	488	830	992	199	575
as a % of sales	2.6%	4.3%	4.8%	4.1%	3.6%	5.1%
EBITA	230	680	1,109	1,372	290	754
as a % of sales	4.3%	6.0%	6.5%	5.7%	5.3%	6.6%
Net income	100	374	698	659	37	468
Net income attributable to shareholders	99	371	690	645	32	452
Net income - shareholders per common share in EUR - diluted	0.11	0.40	0.75	0.70	0.03	0.49
Net income from continuing operations as a % of shareholders’ equity	2.4%	5.3%	6.5%	3.6%	0.5%	4.6%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,616	925,277	921,181	917,104	913,011	927,316
Shareholders’ equity per common share in EUR	12.50	12.32	12.43	12.72	12.35	12.39
Inventories as a % of sales 1,2)	17.3%	17.0%	16.8%	14.2%	14.7%	15.2%
Net debt : equity ratio	26:74	28:72	28:72	25:75	27:73	24:76
Net operating capital	10,977	11,397	11,427	11,096	11,118	11,445
Total employees	115,970	114,606	114,380	112,959	114,021	113,356
of which discontinued operations	8,334	8,689	8,812	8,755	8,913	9,158
of which third-party workers	13,930	13,796	13,338	12,189	12,250	11,604

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

10 Quarterly report Q2 2016

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition and the state of international capital markets as they may affect the timing and nature of the dispositions by Philips of its interests in the Lighting business and the combined Lumileds and Automotive businesses. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2015.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2015.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2015. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2015, unless otherwise stated.

Prior-period financial statements have been restated to reflect a reclassification of net defined-benefit post-employment plan obligations to Long-term provisions. For more details see note 1, Significant accounting policies.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly report Q2 2016 11

Philips semi-annual report 2016

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2015 and in note 6, Segment information.

The semi-annual report for the six months ended June 30, 2016 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual financial statements for the six-month period ended June 30, 2016, which has been prepared in accordance with IAS 34 Interim Financial Reporting, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report for the six-month period ended June 30, 2016 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 25, 2016

Board of Management

Frans van Houten

Abhijit Bhattacharya

Pieter Nota

12 Quarterly report Q2 2016

Management report

Philips performance

Key data in millions of EUR unless otherwise stated
	January to June
	2015	2016
Sales	11,313	11,378
Nominal sales growth	17%	1%
Comparable sales growth	3%	3%
Income from operations (EBIT)	488	575
as a % of sales	4.3%	5.1%
Adjusted EBITA	828	918
as a % of sales	7.3%	8.1%
EBITA	680	754
as a % of sales	6.0%	6.6%
Financial expenses, net	(141)	(213)
Income taxes	(79)	(123)
Results investments in associates	22	6
Income from continuing operations	290	245
Discontinued operations	84	223
Net income	374	468
Net income attributable to shareholders per common share (in EUR) - diluted	0.40	0.49
•	Comparable sales growth was driven by 5% growth in the HealthTech portfolio, partly offset by a 2% decline in Lighting.

•	Currency-comparable order intake showed a low-single-digit decline. Low-single-digit growth in Connected Care & Health Informatics was more than offset by a mid-single-digit decline in Diagnosis & Treatment. Growth geographies achieved mid-single-digit growth, mainly due to high-single-digit growth in China. Western Europe posted a low-single-digit decline, North America recorded a mid-single-digit decline, and other mature geographies posted a double-digit decline.

•	Adjusted EBITA improved by EUR 90 million, or 0.8% of sales, year-on-year. The improvement was mainly attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 63 million, compared to EUR 82 million in the first half of 2015. EBITA also included EUR 97 million of charges related to the separation of the Lighting business, compared to EUR 38 million in the first half of 2015.

•	Net financial expenses increased by EUR 72 million year-on-year, mainly due to a market fair value adjustment of Philips’ stake in Corindus Vascular Robotics, as well as an interest reversal related to a release of long-term provisions in the first half of 2015.

•	Income tax expense was EUR 44 million higher year-on-year, mainly due to the absence of various items that reduced the charge in 2015, in particular favorable tax regulations relating to R&D investments and participations.

•	Results from investments in associates showed a year-on-year decrease of EUR 16 million due to a gain from the sale of Assembléon Technologies B.V. in the first half of 2015.

•	Net income from discontinued operations increased by EUR 139 million year-on-year, mainly due to the Funai arbitration award.

•	Net income increased by EUR 94 million compared to the first half of 2015, driven by improved performance in the HealthTech portfolio and in Lighting as well as the Funai arbitration award, partly offset by higher financial expenses and tax charges.

Quarterly report Q2 2016 13

Performance per segments

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	January to June
	2015	2016
Sales	3,125	3,271
Sales growth
Nominal sales growth	17%	5%
Comparable sales growth	6%	7%
Income from operations (EBIT)	319	389
as a % of sales	10.2%	11.9%
Adjusted EBITA	394	461
as a % of sales	12.6%	14.1%
EBITA	393	458
as a % of sales	12.6%	14.0%
•	Comparable sales growth was driven by double-digit growth in Health & Wellness, high-single-digit growth in Personal Care, and mid-single-digit growth in Sleep & Respiratory Care and Domestic Appliances.

•	Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Central & Eastern Europe and Middle East & Turkey, while China showed low-single-digit growth. Mature geographies recorded high-single-digit growth, driven by high-single-digit growth in Western Europe and other mature geographies, while North America showed mid-single-digit growth.

•	Adjusted EBITA increased by EUR 67 million, or 1.5% of sales, compared to the first half of 2015. The increase was attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges were EUR 3 million, compared to EUR 1 million in the first half of 2015.

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	January to June
	2015	2016
Sales	2,953	3,019
Sales growth
Nominal sales growth	28%	2%
Comparable sales growth	9%	3%
Income from operations (EBIT)	69	121
as a % of sales	2.3%	4.0%
Adjusted EBITA	151	163
as a % of sales	5.1%	5.4%
EBITA	99	147
as a % of sales	3.4%	4.9%
•	Comparable sales growth reflected mid-single-digit growth in Image-Guided Therapy and low-single-digit growth in Ultrasound and Diagnostic Imaging.

•	Comparable sales in growth geographies showed double-digit growth, largely driven by double-digit growth in Central & Eastern Europe and India. China achieved high-single-digit growth. Mature geographies recorded a low-single-digit decline, reflecting mid-single-digit growth in Western Europe, which was more than offset by a low-single-digit decline in North America and other mature geographies.

•	Adjusted EBITA increased by EUR 12 million, or 0.3% of sales, year-on-year, mainly driven by improvements at the Cleveland site.

•	Restructuring and acquisition-related charges were EUR 16 million in the first half of 2016, compared to EUR 52 million in the first half of 2015.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	January to June
	2015	2016
Sales	1,374	1,461
Sales growth
Nominal sales growth	13%	6%
Comparable sales growth	(1)%	7%
Income from operations (EBIT)	(1)	57
as a % of sales	(0.1)%	3.9%
Adjusted EBITA	54	85
as a % of sales	3.9%	5.8%
EBITA	25	80
as a % of sales	1.8%	5.5%
•	Comparable sales growth was driven by high-single-digit growth in Patient Care & Monitoring Solutions and mid-single-digit growth in Healthcare Informatics, Solutions & Services, while Population Health Management posted a low-single-digit decline.

•	Comparable sales in growth geographies showed mid-single-digit growth, mainly driven by Latin America and Middle East & Turkey, partly offset by a mid-single-digit decline in China. Mature geographies posted high-single-digit growth, driven by double-digit growth in North America, partly offset by a mid-single-digit decline in Western Europe.

•	Adjusted EBITA improved by EUR 31 million, or 1.9% of sales, year-on-year. The increase was attributable to higher volumes.

•	Restructuring and acquisition-related charges amounted to EUR 1 million in the first half of 2016 and 2015. EBITA in the first half of 2016 also included EUR 4 million of charges related to the currency revaluation of the provision for the Masimo litigation, compared to EUR 28 million in the first half of 2015.

14 Quarterly report Q2 2016

HealthTech Other

Key data in millions of EUR
	January to June
	2015	2016
Sales	252	208
Income from operations (EBIT)	37	(27)
Adjusted EBITA	34	(23)
IP Royalties	157	123
Emerging Businesses	(26)	(43)
Innovation	(72)	(57)
Central costs	(23)	(44)
Other	(2)	(2)
EBITA	44	(24)
•	Sales reflected EUR 54 million lower royalty income due to the expected expiration of licenses, partly offset by strong double-digit growth in Emerging Businesses.

•	The Adjusted EBITA decline in IP Royalties was mainly attributable to lower royalty income, partly offset by EUR 16 million brand license income from Lighting.

•	The Adjusted EBITA decline in Central costs was mainly due to centralization of certain overhead costs.

•	Restructuring and acquisition-related charges were EUR 1 million, while the first half of 2015 saw a net restructuring release of EUR 10 million.

Lighting

Key data in millions of EUR unless otherwise stated 1)
	January to June
	2015	2016
Sales	3,563	3,419
Sales growth
Nominal sales growth	12%	(4)%
Comparable sales growth	(3)%	(2)%
Income from operations (EBIT)	158	184
as a % of sales	4.4%	5.4%
Adjusted EBITA	251	282
as a % of sales	7.0%	8.2%
EBITA	212	240
as a % of sales	6.0%	7.0%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in the first half of 2016.
•	Comparable sales reflected double-digit growth in LED and Home and low-single-digit growth in Professional, which was more than offset by a double-digit decline in Lamps.

•	Total LED lighting sales grew 26% year-on-year and now represent 52% of total Lighting sales, compared to 41% in the first half of 2015. Conventional lighting sales declined 20% year-on-year, and now represent 48% of total Lighting sales, compared to 59% in the first half of 2015.

•	Adjusted EBITA improved by EUR 31 million, or 1.2% of sales, year-on-year, driven by an increase in gross margin as well as cost productivity.

•	Restructuring and acquisition-related charges were EUR 42 million, compared to EUR 39 million in the first half of 2015.

Legacy Items

Income from operations (EBIT) in millions of EUR
	January to June
	2015	2016
Separation costs	(38)	(97)
Other	(56)	(52)

Income from operations (EBIT)	(94)	(149)

•	Income from operations (EBIT) included EUR 97 million of charges related to the separation of the Lighting business, EUR 23 million of charges related to movements in environmental provisions, and EUR 18 million of stranded costs related to the combined Lumileds and Automotive businesses.

Discontinued operations

Net income of discontinued operations in millions of EUR
	January to June
	2015	2016
The combined Lumileds and Automotive businesses	86	92
Other	(2)	131

Net income of discontinued operations	84	223

•	Net income of the combined businesses of Lumileds and Automotive increased by EUR 6 million, mainly due to lower income tax, partly offset by lower operational performance.

•	The increase in other discontinued operations mainly relates to the Funai arbitration award.

Quarterly report Q2 2016 15

Risks and uncertainties

The Annual Report 2015 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2016, financial markets continue to be highly volatile due to political and macroeconomic issues in most major regions such as Europe (including Brexit), United States, China, Russia, Middle East & Turkey and Latin America. Such conditions in financial markets may adversely affect the timing of and revenues from ongoing divestments such as Philips Lighting and the combined businesses of Lumileds and Automotive.

Also, Philips operates in a highly regulated product safety and quality environment. Philips products and facilities are subject to regulation and ongoing inspections by various government agencies, including, in particular, the FDA (US) and comparable non-US agencies. As announced in 2014, Philips voluntarily suspended production at the Cleveland, Ohio facility. Since then, remediation actions by Philips have been taken and production and shipment of CT systems have resumed. However, production will depend on external and internal factors with respect to the remediation efforts, including review by the FDA. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations. The remediation work in this area will continue to affect the Company’s results. In addition, the FDA has inspected certain of Philips’ other sites. Philips’ production and shipments in the future could be affected by an adverse outcome of these or other regulatory inspections and related claims and actions by regulators and others.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity or capital resources.

16 Quarterly report Q2 2016

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated
	Q2		January to June
	2015	2016	2015	2016
Sales	5,974	5,861	11,313	11,378
Cost of sales	(3,479)	(3,323)	(6,702)	(6,574)

Gross margin	2,495	2,538	4,611	4,804
Selling expenses	(1,440)	(1,427)	(2,781)	(2,845)
General and administrative expenses	(224)	(234)	(438)	(423)
Research and development expenses	(483)	(501)	(919)	(971)
Impairment of goodwill		(1)		(3)
Other business income	26	12	48	33
Other business expenses	(25)	(11)	(33)	(20)

Income from operations	349	376	488	575
Financial income	28	12	59	39
Financial expenses	(102)	(111)	(200)	(252)

Income before taxes	275	277	347	362
Income taxes	(48)	(48)	(79)	(123)

Income after taxes	227	229	268	239
Results relating to investments in associates	(1)	3	22	6

Income from continuing operations	226	232	290	245
Discontinued operations - net of income tax	48	199	84	223

Net income	274	431	374	468
Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	272	420	371	452
Net income attributable to non-controlling interests	2	11	3	16
Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	909,478	910,496	910,768	912,212
- diluted	914,726	917,744	916,373	919,086
Net income attributable to shareholders per common share in EUR:
- basic	0.30	0.46	0.41	0.50
- diluted	0.30	0.46	0.40	0.49

Quarterly report Q2 2016 17

Condensed consolidated statements of comprehensive income

Condensed consolidated statements of comprehensive income in millions of EUR unless otherwise stated
	Q2		January to June
	2015	2016	2015	2016
Net income for the period	274	431	374	468

Pensions and other post-employment plans:
Remeasurement	2		(175)
Income tax effect on remeasurements	(1)		41
Revaluation reserve:
Release revaluation reserve	(2)	(2)	(4)	(4)
Reclassification directly into retained earnings	2	0	4	4

Total of items that will not be reclassified to profit or loss	1	(2)	(134)
Currency translation differences:
Net current-period change, before tax	(105)	176	599	(74)
Income tax effect	170	7	170	(6)
Reclassification adjustment for gain realized	(2)		(2)
Available-for-sale financial assets:
Net current-period change, before tax	15	1	22	(38)
Reclassification adjustment for results realized		1	(6)	20
Cash flow hedges:
Net current-period change, before tax	8	(23)	(53)	(24)
Income tax effect	(3)	8	8	3
Reclassification adjustment for results realized	29	(4)	34	(2)

Total of items that are or may be reclassified to profit or loss	112	166	772	(121)
Other comprehensive income (loss) for the period	113	164	638	(121)

Total comprehensive income for the period	387	595	1,012	347
Shareholders	385	584	1,009	331
Non-controlling interests	2	11	3	16

18 Quarterly report Q2 2016

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR
	June 30, 20151)	December 31, 20151)	June 30, 2016
Non-current assets:
Property, plant and equipment	2,308	2,322	2,235
Goodwill	8,428	8,523	8,462
Intangible assets excluding goodwill	3,855	3,693	3,523
Non-current receivables	193	191	166
Investments in associates	182	181	206
Other non-current financial assets	510	489	368
Non-current derivative financial assets	42	58	59
Deferred tax assets	2,838	2,758	2,728
Other non-current assets	77	68	71

Total non-current assets	18,433	18,283	17,818

Current assets:
Inventories	3,973	3,463	3,688
Other current financial assets	4	12	105
Other current assets	544	444	631
Current derivative financial assets	205	103	86
Income tax receivable	118	114	129
Receivables	4,777	4,982	4,763
Assets classified as held for sale	1,698	1,809	1,939
Cash and cash equivalents	1,135	1,766	1,926

Total current assets	12,454	12,693	13,267

Total assets	30,887	30,976	31,085

Equity
Shareholders’ equity	11,396	11,662	11,488
Non-controlling interests	115	118	853

Group equity	11,511	11,780	12,341

Non-current liabilities:
Long-term debt	4,048	4,095	5,269
Non-current derivative financial liabilities	652	695	501
Long-term provisions1)	3,724	3,471	3,284
Deferred tax liabilities	173	164	49
Other non-current liabilities1)	873	812	773

Total non-current liabilities	9,470	9,237	9,876

Current liabilities:
Short-term debt	1,632	1,665	539
Current derivative financial liabilities	377	238	329
Income tax payable	118	116	126
Accounts payable	2,580	2,673	2,568
Accrued liabilities1)	2,769	2,815	2,707
Short-term provisions1)	716	772	654
Dividends payable	33		50
Liabilities directly associated with assets held for sale	367	407	469
Other current liabilities	1,314	1,273	1,426

Total current liabilities	9,906	9,959	8,868

Total liabilities and group equity	30,887	30,976	31,085

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into Long-term provisions. See note 1, Significant accounting policies.

Quarterly report Q2 2016 19

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows in millions of EUR
	Q2		January to June1)
	20151)	2016	2015	2016
Cash flows from operating activities
Net income	274	431	374	468
Results of discontinued operations - net of income tax	(48)	(199)	(84)	(223)
Adjustments to reconcile net income to net cash of operating activities:
Depreciation, amortization, and impairments of fixed assets	331	301	614	611
Impairment of goodwill and other non-current financial assets	4	2	4	25
Net loss (gain) on sale of assets	(12)	4	(46)	—
Interest income	(12)	(10)	(26)	(24)
Interest expense on debt, borrowings and other liabilities	69	77	135	149
Income taxes	48	48	79	123
Results from investments in associates	2	(4)	—	(6)
Decrease (increase) in working capital:1)	(315)	(52)	(336)	(82)
Decrease (increase) in receivables and other current assets	298	(181)	380	142
Decrease (increase) in inventories	(148)	(46)	(391)	(269)
Increase (decrease) in accounts payable, accrued and other liabilities 1)	(465)	175	(325)	45
Decrease (increase) in non-current receivables, other assets, other liabilities1)	(18)	(10)	21	(193)
Decrease in provisions1)	(136)	(99)	(292)	(308)
Other items	135	(23)	(230)	118
Interest paid	(28)	(32)	(129)	(148)
Interest received	13	9	27	23
Dividends received from investments in associates	6	6	6	6
Income taxes paid	(127)	(131)	(187)	(211)

Net cash provided by (used for) operating activities	186	318	(70)	328
Cash flows from investing activities
Net capital expenditures	(216)	(191)	(403)	(378)
Purchase of intangible assets	(27)	(10)	(55)	(42)
Expenditures on development assets	(83)	(75)	(155)	(149)
Capital expenditures on property, plant and equipment	(117)	(109)	(209)	(196)
Proceeds from sale of property, plant and equipment	11	3	16	9
Net proceeds from (cash used for) derivatives and current financial assets	(43)	(28)	(80)	(98)
Purchase of other non-current financial assets	(2)	(21)	(2)	(22)
Proceeds from other non-current financial assets	(2)	—	18	5
Purchase of businesses, net of cash acquired	(1)	(19)	(1,104)	(46)
Net proceeds from sale of interests in businesses, net of cash disposed of	27	7	64	3

Net cash used for investing activities	(237)	(252)	(1,507)	(536)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	(2)	(1,207)	1,190	(1,143)
Principal payments on long-term debt	(19)	(25)	(39)	(33)
Proceeds from issuance of long-term debt	25	1,208	43	1,227
Re-issuance of treasury shares	30	13	65	24
Purchase of treasury shares	(137)	(198)	(280)	(366)
IPO Philips Lighting proceeds		863		863
IPO Philips Lighting transaction costs paid		(19)		(19)
Dividend paid to shareholders of Koninklijke Philips N.V.	(253)	(280)	(253)	(280)
Dividends paid to non-controlling interests		(10)		(10)

Net cash provided by (used for) financing activities	(356)	345	726	263

Net cash provided by (used for) continuing operations	(407)	411	(851)	55
Cash flows from discontinued operations
Net cash provided by (used for) operating activities	(74)	121	(10)	136

Net cash provided by (used for) discontinued operations	(74)	121	(10)	136

Net cash provided by (used for) continuing and discontinued operations	(481)	532	(861)	191
Effect of change in exchange rates on cash and cash equivalents	(51)	9	123	(31)
Cash and cash equivalents at the beginning of the period	1,667	1,385	1,873	1,766

Cash and cash equivalents at the end of the period	1,135	1,926	1,135	1,926

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into (Long-term) provisions. See note 1, Significant accounting policies.

20 Quarterly report Q2 2016

Condensed consolidated statement of changes in equity

Condensed consolidated statement of changes in equity in millions of EUR
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January to June 2016
Balance as of December 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780

Total comprehensive income (loss)			456	(4)	(80)	(18)	(23)		331	16	347
Dividend distributed	4	398	(732)						(330)		(330)
IPO Philips Lighting			128		(19)				109	716	825
Movement non-controlling interest - other										3	3
Purchase of treasury shares								(356)	(356)		(356)
Re-issuance of treasury shares		(106)	(23)					151	22		22
Share call options			(75)					70	(5)		(5)
Share-based compensation plans		56							56		56
Income tax share-based compensation plans		(1)							(1)		(1)

Total other equity movements	4	347	(702)		(19)			(135)	(505)	719	214

Balance as of June 30, 2016	190	3,016	7,794		959	38	(11)	(498)	11,488	853	12,341

January to June 2015
Balance as of December 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968

Total comprehensive income (loss)			241	(4)	767	16	(11)		1,009	3	1,012
Dividend distributed	3	429	(730)						(298)		(298)
Movement non-controlling interest - Other										11	11
Purchase of treasury shares			(12)					(278)	(290)		(290)
Re-issuance of treasury shares		(21)	(44)					130	65		65
Share-based compensation plans		44							44		44
Income tax share-based compensation plans		(1)							(1)		(1)

Total other equity movements	3	451	(786)					(148)	(480)	11	(469)

Balance as of June 30, 2015	190	2,632	8,245	9	996	43	(24)	(695)	11,396	115	11,511

Quarterly report Q2 2016 21

Notes overview

Notes to the unaudited semi-annual condensed consolidated financial statements

22 Quarterly report Q2 2016

Notes to the unaudited semi-annual condensed consolidated financial statements

1 Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Annual Report 2015, except for the accounting policy changes following from the adoption of new Standards and Amendments to Standards which are also expected to be reflected in the Company’s consolidated IFRS financial statements as at and for the year ending December 31, 2016 as disclosed in the Annual Report 2015, and certain other changes mentioned below. The new and amended standards did not have a material impact on the Company’s semi-annual condensed consolidated financial statements.

Other changes

To enhance transparency, the Company presents all net defined-benefit post-employment plan obligations under Long-term provisions in the balance sheet as from this quarter. Up to Q2 2016, the net defined-benefit post-employment plan obligations were presented under Accrued liabilities and Other non-current liabilities for funded plans and under Short-term and Long-term provisions for unfunded plans. The retrospective reclassifications from these liability captions to Long-term provisions are as follows:

Reclassification of net defined-benefit obligations to Long-term provisions in millions of EUR
	June 30,	December
	2015	31, 2015
From
Accrued liabilities	(16)	(48)
Other non-current liabilities	(1,136)	(970)
Short-term provisions	(68)	(61)
To
Long-term provisions	1,220	1,079

Corresponding retrospective reclassifications were processed in the Condensed consolidated statements of cash flows.

Quarterly report Q2 2016 23

2 Information by segment and main countries

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	Q2 2015				Q2 2016
	sales				sales
	including				including
	intercompany	sales	income from operations		intercompany	sales	income from operations
				as a % of sales				as a % of sales
Personal Health	1,606	1,603	162	10.1%	1,663	1,661	199	12.0%
Diagnosis & Treatment	1,648	1,649	93	5.6%	1,614	1,600	111	6.9%
Connected Care & Health Informatics	759	749	36	4.8%	781	767	46	6.0%
HealthTech Other	190	117	16		146	105	(18)
Lighting	1,851	1,841	99	5.4%	1,733	1,728	111	6.4%
Legacy Items	15	15	(57)				(73)
Inter-sector eliminations	(95)				(76)

Philips	5,974	5,974	349	5.8%	5,861	5,861	376	6.4%

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	January to June
	2015				2016
	sales				sales
	including				including
	intercompany	sales	income from operations		intercompany	sales	income from operations
				as a % of sales				as a % of sales
Personal Health	3,130	3,125	319	10.2%	3,277	3,271	389	11.9%
Diagnosis & Treatment	2,987	2,953	69	2.3%	3,045	3,019	121	4.0%
Connected Care & Health
Informatics	1,398	1,374	(1)	(0.1)%	1,484	1,461	57	3.9%
HealthTech Other	384	252	37		276	208	(27)
Lighting	3,585	3,563	158	4.4%	3,435	3,419	184	5.4%
Legacy Items	46	46	(94)				(149)
Inter-sector eliminations	(217)				(139)

Philips	11,313	11,313	488	4.3%	11,378	11,378	575	5.1%

Sales and tangible and intangible assets in millions of EUR
	sales		long-lived assets1)
	January to June		June 30,	June 30,
	2015	2016	2015	2016
Netherlands	286	306	961	986
United States	3,510	3,645	9,346	9,026
China	1,331	1,332	1,223	1,143
Germany	609	608	151	183
Japan	484	543	405	533
France	373	393	49	45
India	378	368	139	117
Other countries	4,342	4,183	2,317	2,187

Philips	11,313	11,378	14,591	14,220

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

3 Estimates

The preparation of the semi-annual condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these semi-annual condensed consolidated financial statements, the significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2015.

4 Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2015.

24 Quarterly report Q2 2016

5 Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Personal Health, Diagnosis & Treatment and Connected Care & Health Informatics, typically resulting in higher revenues and earnings in the second half-year results. At Diagnosis & Treatment and Connected Care & Health Informatics, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Personal Health, sales are generally higher in the second half-year due to the holiday sales. HealthTech Other businesses are generally not materially affected by seasonality. The conventional lighting industry generally experiences minor seasonal fluctuations in sales during winter months with shorter daylight periods. However, Lighting sales are more strongly influenced by other trends, including the overall decline in sales of Lamps and overall increase in sales of LED as a result of the transition from conventional to LED lighting technologies, and the timing of specific projects in Professional.

6 Segment information

In 2016, Philips established two stand-alone companies focused on the HealthTech and Lighting opportunities.

As part of this separation, Philips has changed the way it allocates resources and analyzes its performance based on a new segment structure.

Accordingly, from 2016 the operational segments for the purpose of the disclosures required by IAS 34 Interim Financial Reporting are Personal Health, Diagnosis & Treatment, Connected Care & Health Informatics, HealthTech Other and Lighting, each being responsible for the management of its business worldwide, and the reportable segment Legacy Items.

Prior-period results have been reclassified according to the new reporting structure.

Segment information can be found in note 2, Information by segment and main countries.

7 Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Condensed consolidated statements of income and cash flows consist of the combined Lumileds and Automotive businesses, the Audio, Video, Multimedia and Accessories business and certain divestments formerly reported as discontinued operations.

Combined Lumileds and Automotive businesses

The combined businesses of Lumileds and Automotive were reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows, with the related assets and liabilities as per the end of November 2014 included as Assets classified as held for sale and Liabilities directly associated with assets held for sale in the Consolidated balance sheet.

Philips initially announced an agreement to sell a majority interest in Lumileds to a consortium led by GO Scale Capital. However, in Q4 2015 Philips announced that the Committee on Foreign Investment in the United States (‘CFIUS’) had expressed certain concerns about the GO Scale Capital transaction that Philips had not foreseen. In January 2016, Philips announced that the transaction had been terminated. Prior to that date, Philips and GO Scale Capital had made extensive efforts to mitigate the concerns of CFIUS.

Philips continues to actively engage with parties that have expressed an interest in the businesses and will continue to report the Lumileds and Automotive businesses as discontinued operations.

Results of the combined businesses of Lumileds and Automotive included in the Consolidated statements of income as discontinued operations were in the first half of 2016 EUR 92 million (first half of 2015: EUR 86 million). Assets classified as held for sale as of June 30, 2016 were EUR 1,895 million (June 30, 2015: EUR 1,774 million). Liabilities directly associated with assets classified as held for sale as of June 30, 2016 were EUR 459 million (June 30, 2015: EUR 401 million).

Upon disposal, the associated currency translation differences, part of Shareholders’ equity, will be recognized in the Consolidated statement of income. At June 30, 2016, the estimated release amounted to a EUR 48 million gain.

Audio, Video, Media and Accessories business

The main result in the first half of the year related to the court decision in favor of Philips in an arbitration case against Funai Electric Co., Ltd. Philips started the arbitration after it terminated the agreement to transfer the Audio, Video, Media and Accessories business to Funai following a breach of contract by Funai. As a consequence the court ordered Funai to pay EUR 144 million, which includes disbursements and interest, as compensation for damages. The amount was received in Q2 2016.

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 2 million and businesses of EUR 32 million at June 30, 2016.

8 Interests in entities

In this section we discuss the Company’s interests in its consolidated entities (wholly owned and not wholly owned) and its investments in associates, and the effects of those interests on the Company’s financial position, especially in view of the Initial Public Offering (IPO) of Philips Lighting N.V.

Interests in subsidiaries

In May and June 2016, the Company sold 28.775% of its interest in Philips Lighting N.V. (a wholly owned subsidiary of Koninklijke Philips N.V.) through an IPO (involving 28.75% of the shares) and transactions with the CEO and CFO of Philips Lighting N.V. (involving 0,025% of the shares), reducing its remaining interest in Philips Lighting N.V. to 71.225%. This partial divestment

Quarterly report Q2 2016 25

transaction did not impact the profit and loss account of the Company, as Philips Lighting N.V. continues to be fully consolidated.

The transactions had a positive impact on Shareholders’ equity of the Company of EUR 109 million. This amount includes (1) the difference between the proceeds and the carrying value of the 28.775% stake in Philips Lighting N.V. (gain of EUR 166 million), (2) costs related to the IPO which were directly recognized in Shareholders’ equity (loss of EUR 38 million) and (3) certain reallocations of comprehensive income items to Non-controlling interests (loss of EUR 19 million). As a result of the IPO, Non-controlling interests increased by EUR 716 million. This amount includes (1) the carrying value of the 28.775% stake in Philips Lighting N.V. (increase of EUR 697 million) and (2) certain reallocations of Other comprehensive income items from Shareholders’ equity (increase of EUR 19 million). Please refer also to note 13, Equity.

Prior to the IPO, the Company completed an internal legal restructuring whereby all Lighting activities were concentrated in Philips Lighting N.V. This legal restructuring resulted in an increase of legal entities from 450 as of December 31, 2015 to 465 as of June 30, 2016. Set out below is a list of material subsidiaries representing greater than 5% of either the consolidated group sales, income from operations or net income (before any intragroup eliminations). All of the entities are fully consolidated in the group accounts of Koninklijke Philips N.V. Entities that are 100% owned by Philips Lighting N.V. are consequently 71.225% owned by Koninklijke Philips N.V. The remaining entities are 100% owned by Koninklijke Philips N.V. In total, 169 consolidated subsidiaries are not wholly owned by the Company, mainly relating to legal entities owned by Philips Lighting N.V.

Legal entity name	Principal country of business
Genlyte Thomas Group LLC 1)	United States
Invivo Corporation	United States
Lumileds International B.V.	Netherlands
Philips (China) Investment Company, Ltd.	China
Philips Consumer Lifestyle B.V.	Netherlands
Philips Electronics Hong Kong Limited	China
Philips Electronics Japan, Ltd.	Japan
Philips Electronics North America Corporation	United States
Philips France 1)	France
Philips Innovative Applications 1)	Belgium
Philips Lighting GmbH 1)	Germany
Philips Lighting Holding B.V. 1)	Netherlands
Philips Lighting Hong Kong Limited 1)	China
Philips Lighting Nort h America Corporation 1)	United States
Philips Lighting Poland Sp. z o.o. 1)	Poland
Philips Medizin Systeme Böblingen GmbH	Germany
Philips Oral Healthcare, LLC	United States
Philips Respironics GK	Japan
Philips Ultrasound, Inc.	United States
Respironics, Inc.	United States

1)	Owned by Philips Lighting N.V.

Sales and Income from operations of Philips Lighting N.V. are reflected in the Lighting segment information included in note 2, Information by segment and main countries. Certain differences exist between the Lighting segment information reported by Royal Philips and Philips Lighting’s stand-alone results, which were published on July 22, 2016. Differences in income from operations mainly relate to separation costs (EUR 17 million) that Philips Lighting N.V. recognizes in Income from operations, whereas these costs are reflected in the segment Legacy Items by Royal Philips.

Net income attributable to non-controlling interests was EUR 16 million for the six months ended June 30, 2016 and mainly relates to entitlements of non-controlling interest holders to net income of Philips Lighting N.V. as from the date of completion of the IPO until June 30, 2016, being EUR 10 million.

Investments in associates

Philips has investments in a number of associates; none of them are regarded as individually material.

On March 14, 2016, Philips acquired a minority equity stake in a company that specializes in solutions for treatment of cardiac arrhythmias. The investment totaled EUR 27 million; on a fully diluted share basis Philips has a 19.7% ownership. As Philips is able to demonstrate significant influence in the company, the investment has been classified as an investment in an associate.

9 Property, plant and equipment

The main increase in property, plant and equipment consists of additions of EUR 260 million (six months ended June 30, 2015: EUR 230 million). This was offset by depreciation and impairment charges of EUR 284 million (six months ended June  30, 2015: EUR 264 million).

10 Goodwill

Goodwill is summarized as follows:

Goodwill in millions of EUR
Balance as of December 31, 2015
Cost	10,704
Amortization and impairments	(2,181)

Book value	8,523
Changes in book value:
Acquisitions	13
Divestments / transfers to assets classified as held for sale and other changes	(12)
Translation differences	(62)
Balance as of June 30, 2016
Cost	10,622
Amortization and impairments	(2,160)

Book value	8,462

The movement in the first six months of 2016 is mainly due to translation differences which impacted the goodwill denominated in USD.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operational segment level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

Goodwill allocated to the cash-generating units Image-Guided Therapy, Patient Care & Monitoring Solutions, Sleep & Respiratory Care and Professional is considered to be significant

26 Quarterly report Q2 2016

in comparison to the total book value of goodwill for the Group at June 30, 2016. The associated amounts as of June 30, 2016, are presented below:

Goodwill allocated to the cash-generating units in millions of EUR
June 30,
2016
Image-Guided Therapy	1,054
Patient Care & Monitoring Solutions	1,437
Sleep & Respiratory Care	1,920
Professional	1,596
Others (units carrying a non-significant goodwill balance)	2,455

Total book value	8,462

The basis of the recoverable amount used in the annual and trigger-based impairment tests for the units disclosed in this note is the value in use. In the annual impairment test performed in the second quarter, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying value of the units, therefore no impairment loss was recognized.

Key assumptions - general

Key assumptions used in the impairment tests for the units were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using the Royal Philips and Philips Lighting management’s internal forecasts that cover an initial period from 2016 to 2019 for Royal Philips units and 2016 to 2020 for Philips Lighting units. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages. Income from operations in all units mentioned in this note is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Key assumptions and sensitivity analysis relating to cash-generating units to which a significant amount of goodwill is allocated

Cash flow projections of Image-Guided Therapy, Patient Care & Monitoring Solutions, Sleep & Respiratory Care and Professional

are based on the key assumptions included in the table below, which were used in the annual impairment test performed in the second quarter:

Key assumptions in %
	compound sales1)			pre-tax
			used to
	initial	extra-	calculate
	forecast	polation	terminal	discount
	period	period2)	value	rates
Image-Guided Therapy	7.2	5.6	2.7	12.0
Patient Care & Monitoring Solutions	6.0	4.6	2.7	13.1
Sleep & Respiratory Care	7.3	5.2	2.7	12.6
Professional	6.6	5.1	2.7	13.9

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the units mentioned, Professional has the lowest excess of the recoverable amount over the carrying amount. The headroom of Professional was estimated at EUR 250 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

Sensitivity analysis in %
decrease in
	increase in pre-	compound long-	decrease in
	tax discount rate,	term sales growth	terminal value
	basis points	rate, basis points	amount, %
Professional	120	360	18.9

The results of the annual impairment test of Image-Guided Therapy, Patient Care & Monitoring Solutions and Sleep & Respiratory Care indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information relating to cash-generating units to which a non-significant amount of goodwill is allocated

In addition to the significant goodwill recorded at the units mentioned above, Home and Home Monitoring are sensitive to fluctuations in the assumptions as set out above. Based on the most recent impairment test, it was noted that the headroom for the cash-generating unit Home was EUR 150 million. An increase of 640 points in the pre-tax discounting rate, a 1,370 basis points decline in the compound long-term sales growth rate or a 72% decrease in terminal value would, individually, cause its value to fall to the level of its carrying value. The goodwill allocated to Home at June 30, 2016 amounts to EUR 126 million.

Also based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 50 million. An increase of 230 points in the pre-tax discounting rate, a 610 basis points decline in the compound long-term sales growth rate or a 33% decrease in terminal value would, individually, cause its value to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at June 30, 2016 amounts to EUR 34 million.

Quarterly report Q2 2016 27

11 Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2016 are summarized as follows:

Intangible assets excluding goodwill in millions of EUR unless otherwise stated
Book value as of December 31, 2015	3,693
Changes in book value:
Additions	195
Acquisitions	6
Amortization	(318)
Impairment losses	(9)
Divestments and transfers to assets classified as held for sale	(2)
Translation differences	(42)

Total changes	(170)

Book value as of June 30, 2016	3,523

The additions for 2016 mainly comprise internally generated assets of EUR 149 million for product development costs (six months ended June 30, 2015: EUR 154 million).

12 Other current and non-current financial assets

Changes in Current and non-current financial assets mainly relate to changes in the asset category Loans and receivables which are included in this caption. The decrease in Loans and receivables is mainly due to reclassification of loan facilities drawn by TPV Technology Limited to Current financial assets (EUR 89 million).

13 Equity

Shareholders’ equity

In June 2016, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 732 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 55% of the shareholders elected for a share dividend, resulting in the issuance of 17,344,462 new common shares. The settlement of the cash dividend involved an amount of EUR 330 million (including costs).

As of June 30, 2016, the issued and fully-paid share capital consists of 948,474,849 common shares, each share having a par value of EUR 0.20.

During the first six months of 2016, a total of 5,682,691 treasury shares were delivered as a result of restricted and performance share deliveries and stock option exercises. A total of 4,070,520 were acquired in connection with the LTI coverage program started in January 2016.

Furthermore, a total of 11,117,480 shares were acquired for cancellation purposes in connection with the EUR 1.5 billion share buy-back program started in October 2013.

In addition, during the first quarter of 2016 Philips bought call options to hedge a part of the commitments under share-based compensation plans. The call option premiums (EUR 64 million for a total of 9,393,779 million options) were deducted from Retained earnings and were settled in Royal Philips shares held by the Company (representing a historical cost of EUR 77 million based on a FIFO method, involving 2,667,203 shares). The difference between the option premiums and the historical cost of Royal Philips shares was recorded in Retained earnings. Subsequently, in the second quarter of 2016, the Company sold 293,668 call options against the same number of Royal Philips shares and an additional EUR 5 million cash payment to the buyer of the call options.

On June 30, 2016 the total number of treasury shares amounted to 21,158,575, which were purchased at an average price of EUR 23.53 per share.

The Company sold 28.775% of its interest in Philips Lighting N.V., reducing its remaining interest in this group company to 71.225%. This partial divestment transaction had a positive impact on Shareholders’ equity of the Company of EUR 109 million.

Non-controlling interests

As a result of the sale of 28.775% of the shares of Philips Lighting N.V., non-controlling interests increased by EUR 716 million. For further details please refer to note 8, Interests in entities.

As of June 30, 2016, non-controlling interests mainly relate to Philips Lighting N.V. (non-controlling interest 28.775%) and General Lighting Company (non-controlling interest 49%).

14 Short-term and long-term debt

At the end of Q2 2016, Philips had total debt of EUR 5,808 million, an increase of EUR 48 million compared to December 31, 2015. Long-term debt was EUR 5,269 million, an increase of EUR 1,174 million, and short-term debt was EUR 539 million, a decrease of EUR 1,126 million compared to December 31, 2015.

The movement of debt was mainly due to the fact that in May 2016, Philips Lighting entered into new 5-year term loan facilities of EUR 740 million and USD 500 million to replace intragroup financing from Royal Philips, offset by the repayment of a USD 1,300 million bridge loan used for the Volcano acquisition, together with a currency translation effect on USD bonds. The majority of the long-term debt consisted of USD 4,117 million of public bonds with a weighted average interest rate of 5.59% at the end of Q2 2016.

In addition, Philips Lighting entered into a 5-year revolving credit facility of EUR 500 million. As of June 30, 2016 Philips Lighting did not have any amounts outstanding under this facility.

Philips Lighting’s new loan facilities and revolving credit facility include a financial covenant providing that Philips Lighting must maintain a net leverage ratio not greater than 3:1 for any test period ending on or after December 31, 2016. The facilities are guaranteed by Philips Lighting and certain subsidiaries of Philips Lighting incorporated in the Netherlands, the United States, Germany, the People’s Republic of China, Poland and Belgium.

28 Quarterly report Q2 2016

15 Provisions

Provisions are summarized as follows:

Provisions in millions of EUR
	December 31, 2015		June 30, 2016
	long	short	long	short
	term	term	term	term
Post-employment benefits	2,140	—	1,958	—
Product warranty	67	222	66	196
Environmental provisions	278	57	293	57
Restructuring-related provisions	69	228	42	164
Litigation provisions	518	60	523	53
Other provisions	399	205	402	184

Total provisions	3,471	772	3,284	654

The decrease in provisions was attributable to:

•	the reduction in post-employment benefits provisions is mainly linked to the de-risking contribution to the US pension plan; for more details please refer to note 16, Pensions;

•	the decrease in the restructuring-related provisions was mainly due to usage and releases, partially offset by additions.

16 Pensions

No significant market fluctuations occurred during the first six months of 2016 which would require re-measurement under IAS 34 Interim Financial Reporting. The Company has recognized a EUR 5 million settlement gain in a US pension plan as well as a EUR 4 million past-service cost gain on a plan amendment in the German pension plan of Philips Lighting.

The earlier-announced 2016 de-risking contribution to the US pension plan of EUR 172 million (USD 190 million) was paid to the plan in March 2016, leading to a decrease in the net defined-benefit obligation at June 30, 2016.

The Company now presents all net defined-benefit post-employment plan obligations under Long-term provisions. Please refer to note 1, Significant accounting policies.

17 Contingent assets and liabilities

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2016, there is no fair value recognized on the balance sheet from guarantees (December 31, 2015: nil million). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates increased by EUR 16 million during the first half of 2016 to EUR 53 million.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

For information regarding legal proceedings in which the Company is involved, please refer to the Annual Report 2015. Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2015 are described below:

Cathode-Ray Tubes (CRT)

In the civil litigation pending before the United States District Court for the Northern District of California the final approval hearing on the indirect purchaser settlement took place in March 2016 and the court issued its order approving the settlement on July 7, 2016.

In the proposed class proceeding in Canada, the decision on class certification in the Ontario action which was expected in the first half of 2016, is still pending.

Finally, the Company became involved in two further civil CRT antitrust cases with previous CRT customers in Germany, one of which was settled shortly after it was filed. In the case pending in the United Kingdom, the Company prevailed on a strike-out application that was filed, ending the case subject to further appeal by the plaintiff. The previously reported cases in Germany, Denmark, the Netherlands and Israel are still pending.

Masimo

In the ongoing patent and antitrust litigation between the Company and Masimo Corporation (Masimo), Masimo filed an additional lawsuit alleging that three of its US patents are infringed by certain of the Company’s healthcare products incorporating Philips FAST SpO2 pulse oximetry technology or the combination of certain patient monitors when used together. The lawsuit also includes certain allegations regarding the violation of antitrust laws (unlawful monopolization, unlawful attempted monopolization and unlawful restraints of trade) in connection with Philips’ multi-parameter patient monitor (MPPM) business. All three patents in this lawsuit are associated with other patents which have been dismissed or held invalid in the already pending litigation.

18 Share-based compensation

Share-based compensation costs were EUR 56 million and EUR 44 million in the first six months of 2016 and 2015 respectively. This includes the employee stock purchase plan of 3 million, which is not a share-based compensation that affects equity. Share-based compensation costs exclude the cost for discontinued operations of EUR 3 million.

Performance and restricted shares granted

In addition, during the first six months of 2016 the Company granted 4,213,752 performance shares and 2,230,149 restricted shares.

Quarterly report Q2 2016 29

Performance and restricted shares issued and options exercised

In the first six months of 2016 a total of 4,268,009 performance and 169,358 restricted shares were delivered to employees, and 814,707 EUR-denominated options and 259,417 USD-denominated options were exercised at a weighted average exercise price of EUR 17.39 and USD 19.10 respectively.

Accelerate! options exercised

Under the Accelerate! program, in the first six months of 2016 a total of 141,200 EUR-denominated options and 30,000 USD-denominated options were exercised at an exercise price of EUR 18.22 and USD 20.02 respectively.

19 Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

For cash and cash equivalents, current receivables, accounts payable, interest accrual and short-term debts, the carrying amounts approximate fair value, because of the short maturity of these instruments.

The table below analyses financial instruments carried at fair value by different hierarchy levels:

Fair value of financial assets and liabilities in millions of EUR
	Balance as of December 31, 2015		Balance as of June 30, 2016
	carrying amount	estimated fair value	carrying amount	estimated fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets	199	199	160	160
Securities classified as assets held for sale	(1)	(1)	1	1
Fair value through profit and loss	33	33	25	25
Derivative financial instruments	161	161	145	145

Financial assets carried at fair value	392		331
Carried at (amortized) cost:
Cash and cash equivalents	1,766		1,926
Loans and receivables:
Loans - current	12		105	105
Non-current loans and receivables	88	88
Other non-current loans and receivables	134		141
Loans classified as held for sale	2
Receivables - current	4,982		4,763
Receivables - non-current	191	191	166	166
Held-to-maturity investments	2		2
Available-for-sale financial assets	33		40

Financial assets carried at (amortized) costs	7,210		7,143
Financial liabilities
Carried at fair value:
Derivative financial instruments	(933)	(933)	(830)	(830)

Financial liabilities carried at fair value	(933)		(830)
Carried at (amortized) cost:
Accounts payable	(2,673)		(2,568)
Interest accrual	(69)		(71)
Debt (Corporate bond and finance lease)	(3,944)	(4,294)	(3,949)	(4,527)
Debt (Bank loans, overdrafts etc.)	(1,816)		(1,859)

Financial liabilities carried at (amortized) costs	(8,502)		(8,447)

30 Quarterly report Q2 2016

Fair value hierarchy in millions of EUR
	level 1	level 2	level 3	total
Balance as of June 30, 2016
Available-for-sale financial assets	43	66	51	160
Securities classified as assets held for sale		1		1
Financial assets designated at fair value through profit and loss -non-current		25		25
Derivative financial instruments - assets		145		145
Loans - current		105		105
Receivables - non-current		166		166

Total financial assets	43	508	51	602
Derivative financial instruments - liabilities		(830)		(830)
Debt	(4,269)	(258)		(4,527)

Total financial liabilities	(4,269)	(1,088)		(5,357)
Balance as of December 31, 2015
Available-for-sale financial assets	76	68	55	199
Securities classified as assets held for sale	(1)			(1)
Financial assets designated at fair value through profit and loss -non-current		33		33
Derivative financial instruments - assets		161		161
Non-current loans and receivables		88		88
Receivables - non-current		191		191

Total financial assets	75	541	55	671
Derivative financial instruments - liabilities		(933)		(933)
Debt	(4,084)	(210)		(4,294)

Total financial liabilities	(4,084)	(1,143)		(5,227)

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of Philips’ bond is estimated on the basis of the quoted market prices for certain issues. Accrued interest is not included.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves and foreign exchange rates.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in level 3 of the fair value hierarchy.

Reconciliation of the fair value hierarchy in millions of EUR
Financial assets
Balance at January 1, 2016	55
Total gains and losses recognized in:
- other comprehensive income	(6)
Purchase	5
Sales	(3)

Balance at June 30, 2016	51

20 Subsequent events

Acquisition of Wellcentive

On July 20, 2016, Philips announced that it has signed an agreement to acquire Wellcentive, a leading US-based provider of population health management software solutions. Wellcentive employs approximately 115 employees. Financial details of the transaction were not disclosed.

Quarterly report Q2 2016 31

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